Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

28 July 2005

[redacted]

05010112

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

SUPPL

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of the Company's declaration of a special dividend for the year ended 31 March 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

M Lubbe
Company Secretary

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

28 July 2005

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of the Company's declaration of a special dividend for the year ended 31 March 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

REMGRO LIMITED (Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM
ISIN: ZAE000026480

SALIENT DATES FOR SPECIAL DIVIDEND DECLARATION

Further to the annual results for the year ended 31 March 2005 as released on SENS on 21 June 2005, shareholders are advised that the Absa transaction has been declared unconditional and the special dividend of 600 cents per share has been declared by the Board of Remgro.

The salient dates for the special dividend will be as follows:

Last day to trade in order to participate in the special dividend	Friday, 12 August 2005
Trading on or after this date will be ex the special dividend	Monday, 15 August 2005
Record date	Friday, 19 August 2005
Payment date	Monday, 22 August 2005

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 15 August 2005, and Friday, 19 August 2005, both days inclusive.

By order of the Board

M Lubbe
Secretary

Stellenbosch
27 July 2005

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

REMGRO LIMITED (Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM
ISIN: ZAE000026480

SALIENT DATES FOR SPECIAL DIVIDEND DECLARATION

Further to the annual results for the year ended 31 March 2005 as released on SENS on 21 June 2005, shareholders are advised that the Absa transaction has been declared unconditional and the special dividend of 600 cents per share has been declared by the Board of Remgro.

The salient dates for the special dividend will be as follows:

Last day to trade in order to participate in the special dividend	Friday, 12 August 2005
Trading on or after this date will be ex the special dividend	Monday, 15 August 2005
Record date	Friday, 19 August 2005
Payment date	Monday, 22 August 2005

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 15 August 2005, and Friday, 19 August 2005, both days inclusive.

By order of the Board

M Lubbe
Secretary

Stellenbosch
27 July 2005

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

REMGRO LIMITED (Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM
ISIN: ZAE000026480

SALIENT DATES FOR SPECIAL DIVIDEND DECLARATION

Further to the annual results for the year ended 31 March 2005 as released on SENS on 21 June 2005, shareholders are advised that the Absa transaction has been declared unconditional and the special dividend of 600 cents per share has been declared by the Board of Remgro.

The salient dates for the special dividend will be as follows:

Last day to trade in order to participate in the special dividend	Friday, 12 August 2005
Trading on or after this date will be ex the special dividend	Monday, 15 August 2005
Record date	Friday, 19 August 2005
Payment date	Monday, 22 August 2005

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 15 August 2005, and Friday, 19 August 2005, both days inclusive.

By order of the Board

M Lubbe
Secretary

Stellenbosch
27 July 2005

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

REMGRO LIMITED (Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM
ISIN: ZAE000026480

SALIENT DATES FOR SPECIAL DIVIDEND DECLARATION

Further to the annual results for the year ended 31 March 2005 as released on SENS on 21 June 2005, shareholders are advised that the Absa transaction has been declared unconditional and the special dividend of 600 cents per share has been declared by the Board of Remgro.

The salient dates for the special dividend will be as follows:

Last day to trade in order to participate in the special dividend	Friday, 12 August 2005
Trading on or after this date will be ex the special dividend	Monday, 15 August 2005
Record date	Friday, 19 August 2005
Payment date	Monday, 22 August 2005

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 15 August 2005, and Friday, 19 August 2005, both days inclusive.

By order of the Board

M Lubbe
Secretary

Stellenbosch
27 July 2005

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

REMGRO LIMITED (Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM
ISIN: ZAE000026480

SALIENT DATES FOR SPECIAL DIVIDEND DECLARATION

Further to the annual results for the year ended 31 March 2005 as released on SENS on 21 June 2005, shareholders are advised that the Absa transaction has been declared unconditional and the special dividend of 600 cents per share has been declared by the Board of Remgro.

The salient dates for the special dividend will be as follows:

Last day to trade in order to participate in the special dividend	Friday, 12 August 2005
Trading on or after this date will be ex the special dividend	Monday, 15 August 2005
Record date	Friday, 19 August 2005
Payment date	Monday, 22 August 2005

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 15 August 2005, and Friday, 19 August 2005, both days inclusive.

By order of the Board

M Lubbe
Secretary

Stellenbosch
27 July 2005

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)